Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

February 28, 2025

Via Electronic Mail

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Registration Statement on Form F-1 Filed January 28, 2025 File No. 333-284559

Dear Mr. Efron:

This letter is in response to the letter dated February 12, 2025, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Registration Statement on Form F-1 filed January 28, 2025

Cover Page

1.	We refer to your revised disclosure in this amendment regarding the number of shares to be offered in the initial public offering and the number of shares to be offered by the Resale Shareholders, and note that the number of shares being registered for resale outsizes the initial public offering amount. Please tell us why you are registering the resale offering at this time and how you determined the number of ordinary shares being registered in connection with the resale offering. Provide us with an analysis of your basis for determining that it is appropriate to characterize the resale transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the rationale for the Company to permit certain of the Resale Shareholders to sell their shares at this time and the determination of the number of ordinary shares being registered for resale by such Resale Shareholders is as follows:-

(i)

the number of shares registered for resale and how they were selected to be a Resale Shareholder stemmed from the agreement when such Resale Shareholders first acquired shares in the Company in August 2024 (as to Diamond Stream and Vibrant Epoch) and September 2024 (as to Mega Optimal and the Estate of Mr. Tong ). As a term of their taking on the full investment risk as a shareholder of the Company, it was agreed that they would be permitted to sell those in a resale prospectus if the Company successfully conducted an initial public offering.

(ii)	Vibrant Epoch and the Estate of Mr. Tong have agreed to a 30-day lock-up arrangement as detailed in the prospectus.

(iii)	there is no lock up arrangement for Diamond Stream and Mega Optimal as it was a commercially agreed term at the time of their acquisition of shares in the Company.

(iv)

the underwriter does not require a lock-up for the shares of Diamond Stream and Mega Optimal because (a) the sale of the resale shares by such Resale Shareholders will be offered after the placement of the primary offering shares in a firm underwritten offering     (b) the amount of shares offered by the Resale Shareholders (when taken all together including those that are subject to a 30 days lock up), despite when aggregated is less than 18% of the total number of shares of the Company, or less than 9% of the total number of shares of the Company if taking into account those shares which are not subject to a 30 days lock up  )   , appears small enough to not negatively impact early trading; and (c) the distribution of shares being offered by Resale Shareholders to other investors post listing will further diversify the pool of shareholders

(v)

it is further noted that the offering of such resale shares in an amount larger than the size of the primary offering by the Company is not a concern for the underwriter because (a) two out of the four Resale Shareholders   are subject to a 30 days lock-up; (b) the resale shares need to be deposited with a transfer agent before they can be sold and is therefore unlikely to be immediately saleable upon the Company’s public listing thereby giving the opportunity for those investors priority in the primary offering by the Company to sell; (c) the benefits attributed to having a more diversified investor base through the disposition of some or all of the holdings of the Resale Shareholders; and (d) the resale shares will not be offered for sale until after the shares in the primary offering are placed in a firm commitment underwritten offering.

(vi)

As disclosed on page 72  , the beneficial owner of Diamond Stream (Mr. Tan Ker Sin) was a business associate of Vistek SG over the years and the beneficial owner of Vibrant Epoch (Mr. Chng Wee Siong), is a long term business associate of Vistek SG and had introduced other business associates to Vistek SG. As such, it was commercially agreed that Diamond Stream and Vibrant Epoch would be permitted to sell their resale shares if the Company was to conduct a public listing because this would be beneficial to the long term business relationship between the Company and each of Vibrant Epoch and Diamond Stream .

In addition to (i)-(vi) above, we respectfully submit that for the reasons more fully set forth below, the resale offering of the resale shares by the Resale Shareholders is not an indirect primary offering and is appropriately characterized as a secondary offering that is eligible to be made under Securities Act Rule 415(a)(1)(i). The Company has reviewed the guidance set forth in Securities Act Rules, Compliance and Disclosure Interpretations, question 612.09 (“CD&I; 612.09”) that identified six factors to be considered in determining whether a purported secondary offering is really a primary offering. Set forth below is a brief description of the background of the underlying transactions and an analysis of the six factors described in CD&I; 612.09.

As background, we were incorporated in the Cayman Islands on November 8, 2023 under the Companies Act as an exempted company with limited liability. Following incorporation after Mr. Ho and Mr. Teo transferred their shares in the Company to Vistek Alliance, our share capital was held 100% by Vistek Alliance, which is held as to 85% by Mr. Ho and 15% by Mr. Teo (both directors of the Company). On August 26, 2024, Vistek Alliance, Diamond Stream and Vibrant Epoch subscribed for an aggregate of 90.0%, 4.5% and 4.5% of the issued and outstanding share capital of our Company. Vistek Alliance received shares in consideration of their beneficial owners transferring Vistek SG to our Company as part of the group restructuring. Diamond Stream acquired the 450 shares for cash at par as a result of Ms. Tan Ker Sin (its beneficial owner), having introduced business associates to Vistek SG over the years. Vibrant Epoch acquired the 450 shares for cash at par as a result of Mr. Chng Wee Siong (its beneficial owner), who is a long-term business associate of Vistek SG and had introduced other business associates to Vistek SG. Vistek Alliance acquired the 9,000 shares for cash at par value because of one of its indirect beneficial owner, Mr. Ho, being a long term business associate of Vistek SG over the years.

On September 19, 2024, Mega Optimal entered into an agreement with Mr. Ho and Mr. Teo wherein Mega Optimal was entitled to acquire in aggregate 49,000 shares in Vistek SG from Mr. Ho and Mr. Teo. On September 19, 2024, Mr. Tong entered into an agreement with Mr. Ho wherein Mr. Tong was entitled to acquire in aggregate 49,000 shares in Vistek SG from Mr. Ho and Mr. Teo. Mega Optimal and Mr. Tong agreed under the terms of those agreements that each of them would in lieu of holding shares in Vistek SG, elect to take Ordinary Shares in the Company in the same percentage as they would have held in Vistek SG. . On September 19, 2024, Mr. Tong and Mega Optimal elected to acquire in aggregate 4.9% and 4.9% respectively of our issued share capital from Vistek Alliance for $0.5 million each in lieu of holding shares in Vistek SG.

On September 27, 2024, Mr. Ho, Mr. Teo and the Company entered into a share swap agreement, pursuant to which Mr. Ho, and Mr. Teo transferred their respective shares in Vistek SG to Vistek Group, in consideration of the Company allotting and issuing 2 shares to Mr. Ho and Mr. Teo’s nominee, Vistek Alliance, credited as fully paid.

As part of an internal group reorganization effective September 27, 2024, Mr. Ho and Mr. Teo transferred their entire shareholding interest in Vistek Group to our Company, and as part of the same group reorganization on the same day, Mr. Ho and Mr. Teo transferred their entire shareholding interest in Vistek SG to our wholly-owned subsidiary, Vistek Group, resulting in Vistek Group and Vistek SG becoming our indirect wholly-owned subsidiaries.

1.	How long the stockholders have held the shares. Each of Diamond Stream and Vibrant Epoch acquired their shares in the Company on August 26, 2024, and Mega Optimal and Mr. Tong acquired their shares in the Company on September 19, 2024 bearing the full investment risk of holding the shares.

2.	At the time we issued shares to each of the Resale Shareholders, it was uncertain whether the Company would complete a successful public offering, meaning each of the Resale Shareholders would remain a minority shareholders in a private company. For this risk as well as those factors mentioned above in terms of the Company’s maintaining a business relationship those Resale Shareholders, it was agreed with the Resale Shareholders that they would be permitted to sell their shares as resale shareholders in our initial public offering. We note that CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of a private investment in public equity (“PIPE”) with no minimum holding period in the event the Company has completed the private placement of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering and in this case, Resale Shareholders remained at market risk when they acquired their resale shares, and given that the Resale Shareholders have held these shares for more than approximately 8 months by the time the offering is expected to materialize, it is respectfully submitted, when taken as a whole, the Ordinary Shares proffered for resale by the Resale Shareholders should be sufficient for a valid secondary offering.

3.	Circumstances in which the stockholders receive their shares. Each of the Resale Shareholders acquired their shares in a sale and purchase transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereunder. Each Resale Shareholder made standard and customary investment representations, including: (i) to purchase such resale shares for investment intent with no immediate intention to distribute any of the securities; (ii) acknowledgment that the resale shares could only be sold in compliance with the registration requirements of the Securities Act, as part of the Company’s initial public offering, or the availability of an exemption therefrom; and (iii) each of the Resale Shareholders ability to bear the economic risk of an investment in the Company’s securities for an indefinite period of time. The full consideration/purchase price for the securities was received/paid at the time of the acquisitions. The Resale Shareholders have taken full investment risk with respect to the securities with no certainty of an exit strategy or avenue, on market or at all. The preceding facts do not support a conclusion that the Resale Shareholders acquired the securities for the purpose of distributing them on behalf of the Company. By contrast, the Resale Shareholders purchased their shares in a bona-fide private PIPE transaction with customary representations with no present intent to distribute any shares to any person. The fact that the Resale Shareholders held their shares for more than six months provides further support for the position that they are not acting as an underwriters or conduit for the sale of shares of the Company to be public.

4.	The stockholders’ relationship to the Company. The Resale Shareholders are not acting on behalf of the Company with respect to the public resale of the shares and have no contractual, legal or other relationship with the Company with respect to the timing and amount of resales of such shares. Moreover, the Resale Shareholders did not acquire the resale shares from the Company with a view of distributing the securities as disclosed below.

5.

The amount of shares involved. No shares have been sold by any of the Resale Shareholders since their bona fide initial acquisition close to six months ago and have borne the market risk of these shares since then. The resale shares registered for resale by each of the Resale Shareholders represent less than approximately 5.00%   of the Company on a fully diluted basis. Moreover, Vibrant Epoch is subject to a lock up arrangement as further disclosed on page 145 of the prospectus. Historically, the SEC has historically been concerned about the distribution of “toxic” convertible securities with floating conversion prices or transactions involving deferred payment of purchase price by short-term investors seeking immediate resale of shares, such that the initial purchasers were not at market risk and public shareholders were subject to substantial dilution and often substantial reductions in trading prices. In the transactions at issue, the Resale Shareholders purchased their securities at fair market value and have held them for more than six months. The volume of shares registered, standing alone, should not lead to the conclusion that the secondary transaction is a primary offer on behalf of the Company. For example, in its response to Securities Act Forms, Compliance and Disclosure Interpretations, question 612.12 the Staff permitted affiliates to effect a block sale of 73% of the issued outstanding shares of the issuer under Rule 415(a)(1)(i). This interpretation makes clear that volume of shares, standing alone, does not convert a secondary transaction into a primary offering.

6.	Whether the stockholders are in the business of underwriting securities. To the Company’s knowledge, none of the Resale Shareholders is in the business of underwriting securities nor are they broker dealers; rather, we understand that they are entities that make private equity investments and the facts and circumstances support the conclusion that the Resale Shareholders are long-term investors who did not purchase the securities with a view to further distribution. Similarly, the Company is not aware of any evidence that would point to the fact that the Resale Shareholders had any plan to act in concert with a third party to effect a distribution of the resale shares. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Resale Shareholders have or are currently intended to take place if the draft registration statement on Form F-1 and resale prospectus are eventually declared effective.

7.	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Based on the forgoing analysis, the Company respectfully submits that the facts and circumstances surrounding the investments in the Company as it began to prepare for its initial public offering and the registration of the resale of the shares at issue do not support the conclusion that the Resale Shareholders are acting as underwriters or as a conduit for the Company. The Company will not receive any proceeds from the sale of resale shares by any Resale Shareholders. The proceeds from the sale of shares will be used by each Resale Shareholder for its own purposes. The shares were acquired in an exempted private transaction in which the Resale Shareholders paid the full purchase price for the shares at the time of the sale, did not acquire their shares with a view to distribution and undertook the full economic risk of ownership of Company’s securities from the date of purchase. Similarly, the Resale Shareholders have not entered into any agreement, nor is any agreement being contemplated, whereby they would serve as underwriters in connection with this offering and thus should not be viewed as “statutory underwriters” in connection with this offering. The decision to offer shares in the resale offering was made by each Resale Shareholder and not by the Company. Based on the foregoing, we respectfully submit that the resale transaction covered by the resale prospectus is a secondary offering by the Resale Shareholders permitted under Securities Act Rule 415(a)(1)(i) and not a primary offering by the Company.

2.	Please file as exhibits the execution versions of each employment agreement and each directors’ agreement, or advise. For example, we note the employment agreements are not dated and appear to omit certain details. We also note the directors’ agreements are “form of” agreements. To the extent you omit portions of an exhibit or exhibits in reliance on Item 601(b)(10)(iv), please revise the exhibit index and each redacted exhibit as appropriate. In addition, we note that certain material agreements filed as exhibits are not in a text-searchable format. Please refile such exhibits in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 72, December 2024) and Item 301 of Regulation S-T.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have refiled the execution versions of each employment agreement and each directors’ agreement as Exhibits 10.1 to 10.6, and have ensured that all exhibits are in the proper-text searchable format.

3.	We note that the filing fee table includes only the 2,250,000 ordinary shares being offered pursuant to the Public Offering Prospectus. Please revise to also register the ordinary shares being offered pursuant to the Resale Prospectus, or advise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised and refiled Exhibit 107.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer